UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SEC FILE NUMBER 000-22849

FORM 12b-25

CUSIP NUMBER 682875 208

NOTIFICATION OF LATE FILING

(Check one): ___ Form 10-K   ___ Form 20-F   ___ Form 11-K      X     Form 10-Q    ___ Form 10-D  ___ Form N-SAR

                      ___ Form N-CSR

For Period Ended:              March 31, 2014

___

Transition Report on Form 10-K

___

Transition Report on Form 20-F

___

Transition Report on Form 11-K

___

Transition Report on Form 10-Q

___

Transition Report on Form N-SAR

For the Transition Period Ended:

________________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Onstream Media Corporation

Full Name of Registrant

Former Name if Applicable

1291 S.W. 29 Avenue

Address of Principal Executive Office (Street and Number)

Pompano Beach, Florida  33069

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

[ x ]
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q was not filed within the prescribed time period primarily because additional time is required to complete certain valuations and projections that could affect the disclosures and/or numbers included in such Form 10-Q.

PART IV – OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Robert Tomlinson, CFO

        954

917-6655

(Name)

 (Area Code)

    (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  Yes      X    No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes

X

  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our preliminary consolidated net loss for the three months ended March 31, 2014 is expected to be approximately $1.4 million less than our approximately $2.2 million consolidated net loss for the three months ended March 31, 2013. Our preliminary consolidated net loss for the six months ended March 31, 2014 is expected to be approximately $1.5 million less than our approximately $2.9 million consolidated net loss for the six months ended March 31, 2013. However, the amounts of any additional expense adjustments related to the valuations and projections referred to above have not yet been determined.

         Onstream Media Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date

May 16, 2014

By: /s/ Robert E. Tomlinson

      Robert E. Tomlinson, Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).